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Exhibit 1.8

R E M I N D E R	R E M I N D E R

CGI GROUP INC.

OFFER TO PURCHASE
all of the outstanding common shares of

COGNICASE INC.

on the basis of, at the option of the holder, for each Cognicase Share,

Cdn. $4.50 cash
or
 0.6311 Class A Subordinate Shares of CGI Group Inc.,

or any combination thereof,
subject to the maximum aggregate cash consideration and maximum aggregate share consideration
(and corresponding pro-ration) set out in the Offer

CGI Group Inc. ("CGI" or the "Offeror") commenced an offer dated December 6, 2002, as amended, (the "Offer") to purchase all of the outstanding common shares (the "Cognicase Shares") of Cognicase Inc. ("Cognicase"). This advertisement is a reminder to Cognicase shareholders that the Offer is open for acceptance until midnight (Montreal time) on January 13, 2003 unless withdrawn or extended. On December 5, 2002, the last trading day prior to the date of announcement of the Offer, the closing price of the Cognicase Shares on the Toronto Stock Exchange (the "TSX") was Cdn. $3.40, and the 20-day and 90-day weighted average closing price of the Cognicase Shares on the TSX was Cdn. $3.04 and Cdn. $2.83, respectively. On such date, the Offer represents a 32.4% premium over the closing price of the Cognicase Shares on the TSX, and a 48% and 54% premium over the 20-day and 90-day weighted average closing price of the Cognicase Shares on the TSX, respectively.

BMO Nesbitt Burns Inc., financial advisors to the special committee of Cognicase's Board of Directors, has delivered to Cognicase's Board a written opinion to the effect that the consideration provided by CGI's Offer is fair, from a financial point of view, to the shareholders of Cognicase. Based on the foregoing, Cognicase's Board has concluded that the consideration provided by CGI's Offer is fair, from a financial point of view, to the shareholders of Cognicase and recommends to shareholders the acceptance thereof.

CGI has entered into a lock-up agreement with National Bank of Canada (the "Vendor") pursuant to which the Vendor has, subject to certain exceptions, irrevocably agreed to deposit pursuant to the Offer and not to withdraw an aggregate of 9,450,187 Cognicase Shares beneficially owned, directly or indirectly, by the Vendor.

Furthermore, as indicated in the Notice of Change to Cognicase's Directors' Circular dated January 9, 2003, the following directors and senior officers of Cognicase, together with their respective associates, have indicated their intention to accept CGI's Offer and deposit their respective Cognicase Shares to the Offer: Ronald Brisebois, J.V. Raymond Cyr, André Duquenne, Monique Lefebvre, Michelle Courchesne, Benoit Dubé, Claude Rivard, Vincent W. Salvati, Carl Simard and André Trudeau.

The Offer is conditional upon, among other things, at least (i) 66 2/3% of the outstanding Cognicase Shares and (ii) 50.01% of the outstanding Cognicase Shares other than those Cognicase Shares held by persons whose Cognicase Shares would not be included as part of the "minority" in connection with any subsequent acquisition transaction, being validly deposited under the Offer and not withdrawn as at midnight (Montreal time) on January 13, 2003 or such later time or times and date or dates to which the Offer may be extended from time to time by the Offeror in respect of the Offer.

CGI is the largest independent Canadian information technology (IT) services company and the fourth largest independent in North America. Headquartered in Montreal, CGI's operations are organized along geographic lines with three strategic business units: Canada and Europe, US and Asia Pacific and business process services, along with corporate services. CGI provides end-to-end IT services in six economic sectors: financial services, telecommunications, manufacturing/retail/distribution, governments, utilities and services, as well as healthcare. Some 72% of CGI's business is in the management of IT and business functions (outsourcing), and 28% in systems integration and consulting.

For further information or assistance with the Offer, contact CIBC World Markets Inc., Desjardins Securities Inc. or your financial or legal advisor.

CIBC World Markets Inc. (514) 847-6300	Desjardins Securities Inc. (514) 281-2244

This advertisement is neither an offer to purchase, nor an offer to sell the Cognicase Shares. The Offer is made solely by the Offer and Circular dated December 6, 2002, as amended, and related Letter of Transmittal and Notice of Guaranteed Delivery (the "Offer Documents"). The information contained in this advertisement is a summary only of the more detailed information appearing in the Offer Documents. Shareholders are urged to read the Offer Documents in their entirety.

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  Exhibit 1.8